

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

Via E-mail
Karen Yan, Esq.
Latham & Watkins LLP
26th Floor, Two ifc
8 Century Boulevard
Shanghai 200120
People's Republic of China

> **Re: Noah Education Holdings Ltd.**
> **Schedule 13E-3**
> **Filed April 28, 2014**
> **File No. 005-83602**

Dear Ms. Yan:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Letter to Shareholders</u>

1.   If approval of the merger transaction is assured, please disclose that fact clearly and prominently. Add a separate Question and Answer disclosing this directly.

2.   With a view toward disclosure, please tell us the potential effect of the merger condition dealing with the 15% limitation on exercise of appraisal rights, as mentioned on pages 109-110. For example, despite the absence of a "majority of a minority vote requirement," could shareholders and ADS holders still potentially prevent the merger from occurring if a sufficient number exercise such rights? Who could waive this condition and do they currently intend to do so if it is, in fact, triggered? Also, with a view toward disclosure, please tell us how this condition relates to the inability of ADS

holders to exercise appraisal rights. That is, are the shares represented by ADSs counted for purposes of this condition? Given the inability of ADS holders to exercise appraisal rights, would, as your disclosure indicates, such holders have to cancel the ADSs they hold, receive shares in return, and then perfect such rights in order to have their shares counted toward triggering that condition? Or does this condition apply only to the Shares currently not held by the Depositary such that the current inability of ADS holders to exercise appraisal rights are not counted towards and will have no effect on this condition?

3.   Your definition of "unaffiliated shareholders and unaffiliated ADS holders' excludes members of the "Consortium," but appears to include members of the "Buyer Group" and the Company's other executive officers and directors. Therefore, it appears that your definition of, and conclusions regarding the fairness of the transaction to, "unaffiliated shareholders and unaffiliated ADS holders" includes persons who are affiliates. Accordingly, it also appears the disclosure regarding the fairness conclusions of the independent committee, board and each filing person, including any filing person who expressly adopted another filing person's analysis and conclusions, is inconsistent with Item 1014 of Regulation M-A. Please revise here and throughout your document. Please ensure your revisions also address Item 1013(d) of Regulation M-A, which requires discussion of the effects of the transaction on affiliates and unaffiliated security holders.

Recommendation of the Independent Committee . . ., page 14

4.   Please tell us how you concluded that not requiring a majority vote of unaffiliated security holders is not a "primary detriment" of the Merger, as implied by its omission from the bottom of page 14, particularly in light of the number of Shares already committed to vote in favor of the transaction.

Position of the Consortium . . ., page 15

5.   It appears the disclosure here, page 53 and elsewhere has not been provided by each filing person, given that such disclosure is limited to those in the "Consortium," as defined on page 9. Please note that each filing person must individually comply with the requirements of Schedule 13E-3, including each applicable section of Regulation M-A to which that schedule refers, such as Items 1013 and 1014. Please revise substantially.

Share Ownership of the Company Directors . . ., page 16

6.   Please expand to disclose here and page 33 how the affiliates other than those to which you refer intend to vote on the merger proposal and the number of shares they hold.

Material U.S. Federal Income Tax Consequences, page 21

7.   Please revise to discuss briefly how your conclusions regarding PFIC status impact the tax consequences to which you refer. Also briefly highlight how the tax consequences to the Buyer Group, including the Rollover Shareholders, differ from those applicable to all other holders of Shares and ADSs. Quantify the difference, if possible, such as the different taxation rates applicable to ordinary income under PFIC rules as compared to capital gain.

Background of the Merger, page 34

8.   We note the disclosure related to the "consortium agreement" entered into on December 24, 2013. Given the identities of the members of the "Consortium" formed through that agreement, please tell us why the December 31, 2013 Schedule 13D was filed only by the parties you note on page 35. Likewise, also tell us why the amended Schedule 13D filed April 4, 2014 appears to have been filed only by those same parties. We also note that it appears Baring joined the "Consortium" through execution of the "support agreement."

9.   Please clarify which members of "management" prepared and provided the financial advisor with the projections mentioned on page 38. Also tell us, with a view toward disclosure, whether and, if so, how those projections account for the Company's results of operation for the quarter ended December 31, 2013. We note that such results, released in the Form 6-K dated February 27, 2014 (one month after the projections were provided), indicate that the Company's results exceeded expectations.

10.   On page 42, you refer to "presentations of Duff & Phelps," based on which members of the Independent Committee believed the merger consideration to be fair. Please revise to provide the disclosure required by Item 1015 of Regulation M-A. These presentations should be summarized in considerable detail in the disclosure document. Also, if the data and analyses included in these presentations differ in any material way from the April 2, 2014 presentation, please explain the reason for the difference. We remind you that any written materials, such as board books, not already filed, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A

11.   It appears from your disclosure on page 43 that your Board unanimously approved the merger. Please revise to discuss the nature and extent of the participation of each director who is a member of the Buyer Group in the Board's consideration of the transaction.

<u>Reasons for the Merger . . ., page 44</u>

12.   Please revise to clarify the reasons for undertaking this transaction at this time. Currently, it is unclear from your disclosure why the factors you cite would differ or did differ in any material way now as compared to any other time. Please include in your revised disclosure any consideration of the Company's recent results of operations and projected financial information currently disclosed in your document.

13.   Please refer to the first paragraph on page 45. Please clarify how the first, second and fourth reasons listed would differ from what would occur in connection with the other transaction structures you list. Please also revise to clarify whether those other structures were actually considered and, if so, why they were rejected. Also, we note the third reason cited, but also note that such rights are unavailable to ADS holders. Please expand to discuss whether this was factor in setting the structure of the transaction. Would such rights have been available if you had elected a different means of going private? What prohibits the exercise of such rights and could you have permitted ADS holders to exercise such rights, such as by amending the deposit agreement?

14.   In addition to the structures listed, please also discuss your consideration and rejection of a merger requiring the separate approval of a majority of Shares held by unaffiliated security holders.

<u>Recommendations of Independent Committee . . ., page 45</u>

15.   Please expand your discussion in the third and fourth bullets on page 46 to clarify the "trends" and "economic conditions" to which you are referring.

16.   Please revise to clarify how your Board concluded the transaction is procedurally fair when, not only does it not require the approval of a majority of unaffiliated security holders, but approval of the transaction appears to be assured given the number of Shares committed to vote in favor of the merger. Please provide similar disclosure with respect to the conclusions and analyses by all other filing persons, beginning on page 53.

17.   We note that each filing person did not consider net book value to be a material factor. If this factor indicated a higher value than the amount to be paid to the unaffiliated security holders, as indicated on page 119, your discussion should address that difference and include a statement as to the basis for the belief than the transaction is fair despite the difference in value. Please revise accordingly throughout for each filing person.

18.   For each filing person, please revise to address Instruction 2(vi) of Item 1014 of

Regulation M-A.

Certain Financial Projections, page 57

19.   We note the projections were based on "numerous assumptions and estimates." Please revise to disclose the material assumption and estimates on which the projections were based.

Opinion of Duff & Phelps . . ., page 58

20.   Please disclose that Duff & Phelps has consented to use of the opinion in the document.

21.   In the fourth bullet point on page 59, you reference Duff & Phelps reviewing "other internal documents relating to the past and current business operations, financial conditions and probable future outlook of the Company, provided to Duff & Phelps by management of the Company." Please revise to clarify the nature of the information contained in those documents and whether they contained any additional information beyond what is already disclosed (and if so, please summarize in the disclosure document). Also revise to clarify who prepared each of the documents referenced in this bullet point and the dates of such preparation.

22.   On page 60, you reference a Duff & Phelps made "numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters …." Please revise to the extent necessary to describe any material assumptions not already disclosed and any limitations on the projections included.

23.   Please revise to summarize the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. See Item 1015(b)(6) of Regulation M-A.

Alternatives to the Merger, page 73

24.   Please revise to disclose alternatives considered by the Board. Your disclosure here appears limited to the Independent Committee. Also, your disclosure that no other alternative structures were considered appears contrary to your disclosures on page 45. Please reconcile.

Position with the Surviving Corporation, page 79

25.   We note that your "other executive officers" are expected to remain with the surviving corporation and "these persons [will] benefit from remuneration arrangements with the surviving corporation." Please provide us your analysis of why the executive officers to which you refer are not engaged in this Rule 13e-3 transaction. See Question 201.01 of

our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

Material United States Federal Income Tax Consequences, page 81

26.   Your disclosure on page 82 appears to discuss only the exchange of "Shares" for cash. Please also discuss the exchange of ADSs.

Dissenters' Rights, page 116

27.   Your disclosure may not be qualified by reference to statutes. Please revise the second sentence accordingly.

Selected Historical Financial Information, page 118

28.   Please disclose the information required by Item 1010(c)(4) of Regulation M-A.

Security Ownership . . ., page 121

29.   Please identify the natural person(s) who have or share voting and/or dispositive powers over the shares held by Baring Asia II Holdings (22) Limited.

Where You Can Find More Information, page 126

30.   You say you file quarterly reports and proxy statements with the SEC, despite being a foreign private issuer. Please tell us the dates of those filings. Also, the third paragraph does not appear to include each person who filed this Schedule 13E-3, given your definition on page 9 of who is included in the "Consortium" and who is included in the "Buyer Group." Please revise accordingly. Please also refer to our prior comments regarding the disclosure required of each person filing this Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

Karen Yan, Esq.
Noah Education Holdings Ltd.
May 19, 2014
Page 7

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact me at (202) 551-3641, or in my absence, Perry Hindin, Special Counsel, at (202) 551-3444, with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions